--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                SCHEDULE 14D-1/A
                                AMENDMENT NO. 2
                                       TO
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                          NIHON AMWAY KABUSHIKI KAISHA
                 (Exact name of Issuer as Specified in Charter)

                              AMWAY JAPAN LIMITED
                   (Translation of Issuer's Name in English)

                                N.A.J. CO., LTD.
                                    (Bidder)

                           COMMON STOCK, NO PAR VALUE

      AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE-HALF OF ONE SHARE
           OF COMMON STOCK, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of class of securities)

                                 03 234 J 10 0
                             (CUSIP Number of ADSs)
                            ------------------------

                             CRAIG N. MEURLIN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               AMWAY CORPORATION
                            7575 FULTON STREET EAST
                              ADA, MICHIGAN 49355
                                 (616) 787-6000
          (Name, Address and Telephone Number of Person Authorized to
             Receive Notice and Communications on Behalf of Bidder)

                                    COPY TO:
                            THOMAS C. DANIELS, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                  NORTH POINT
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                            ------------------------

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
            TRANSACTION VALUATION                          AMOUNT OF FILING FEE*
---------------------------------------------------------------------------------------------
               $486,477,721.00                                   $97,294.00
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 34,552,978 shares of common stock, no par value, at Y1490 in cash per share. The exchange rate used to convert the yen purchase price to dollars for purposes of calculating this filing fee was Y105.83 = U.S.$1.00, the exchange rate prevailing on November 16, 1999.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                FILING PARTY:

FORM OR REGISTRATION NO.:              DATE FILED:


                         (Continued on following pages)
                               Page 1 of 8 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP No. 03 234 J 10 0

----------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        N.A.J. CO., LTD.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
----------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)     [ ]
                                                                      (b)     [ ]
----------------------------------------------------------------------------------

3       SEC USE ONLY
----------------------------------------------------------------------------------

4       SOURCES OF FUNDS
        BK
----------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
        PURSUANT TO ITEMS 2(e) or 2(f)
        N/A
----------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
----------------------------------------------------------------------------------

7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
----------------------------------------------------------------------------------

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES         [ ]
        CERTAIN SHARES
----------------------------------------------------------------------------------

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        0
----------------------------------------------------------------------------------

10      TYPE OF REPORTING PERSON
        CO

     N.A.J. Co., Ltd., a joint stock corporation ("kabushiki kaisha") organized under the laws of Japan ("Purchaser"), hereby amends and supplements, as set forth in this Amendment No. 2, its Tender Offer Statement on Schedule 14D-1, filed on November 18, 1999 and amended on November 26, 1999 (as amended, the "Schedule 14D-1"), relating to the offer by Purchaser to purchase all outstanding shares of the Common Stock, no par value (the "Common Stock"), and American Depositary Shares, each representing one-half of one share of Common Stock, that are beneficially owned by shareholders of Amway Japan Limited, a joint stock corporation ("kabushiki kaisha") organized under the laws of Japan. The item number and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

The information set forth in Item 11 is hereby amended by adding the following exhibit:


(a)   (1)    Form of Offer to Purchase, dated November 18, 1999.**
      (2)    Form of Letter of Transmittal.**
      (3)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.**
      (4)    Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.**
      (5)    Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.**
      (6)    Form of Letter to AJL's Holders of Common Stock and ADSs.**
      (7)    Form of Press Release "Amway Japan's Principal Shareholders
             to Commence Tender Offer For Outstanding Public Shares"
             issued by AJL and the Principal Shareholders on November 15,
             1999.**
      (8)    Form of English translation of Additional Information to the
             Press Release on November 15, 1999.**
      (9)    Form of English translation of Notice of Approval of Tender
             Offer, dated November 15, 1999.**
     (10)    Form of English translation of Announcement of Approval of
             Tender Offer, dated November 15, 1999.**
     (11)    Form of English translation of Announcement of Merger, dated
             November 15, 1999.**
     (12)    Form of Statement for AJL Distributors, dated November 15,
             1999.**
     (13)    Form of Statement for AJL Employees on Electronic Bulletin
             Board, dated November 15, 1999.**
     (14)    Form of Communications to Amway Distributors, dated November
             15, 1999.**
     (15)    Form of Tender Offer Announcement to Amway Management and
             Employees, dated November 15, 1999.**
     (16)    Form of Memorandum to Diamonds and Direct Distributors,
             dated November 16, 1999.**
     (17)    Form of Press Release "Amway Japan's Principal Shareholders
             Commence Tender Offer For Outstanding Public Shares" issued by AJL and the Public Shareholders on November 18, 1999.**
     (18)    Form of English translation of Report of Announcement of
             Opinion, dated November 18, 1999.**
     (19)    Form of English translation of the Public Notice, dated
             November 18, 1999.**
     (20)    Form of Summary Advertisement published on November 18,
             1999.**
     (21)    Form of English translations of Japanese Tender Offer
             Explanatory Statement and Tender Offer Application Form,
             dated November 18, 1999.**
     (22)    Form of Trustee Direction Form from the 401(k) Trustee.**
     (23)    Form of Letter to Participants of the 401(k) Plan (Amended
             and Restated).**
     (24)    Form of Letter to AJL Shareholders from AJL, dated November
             1999.
     (25)    Form of Letter to AJL Shareholders from Purchaser, dated
             November 1999.
(b)   (1)    Form of Senior Bank Financing Commitment Letter among
             Purchaser, ALAP, Apple Hold Co., L.P., New AAP Limited,
             Amway Corporation and Morgan Guaranty Trust Company of New
             York, Tokyo Branch, dated November 15, 1999.**
      (2)    Form of Term Sheet Regarding the Credit Facility.**

(c)              (1)  Form of Tender Offer Agreement, dated November 15, 1999, by and among AJL, Purchaser and ALAP.**
                 (2)  Form of Shareholder and Voting Agreement, by and among ALAP, Purchaser and Certain Shareholders of
                      AJL, dated as of November 15, 1999.**
                 (3)  Form of English translation of Memorandum Regarding Merger between Purchaser and AJL, dated November
                      15, 1999.**
(d)                   Not Applicable.
(e)                   Not Applicable.
(f)                   Not Applicable.
(g)                   Consent of Deloitte Touche Tohmatsu.**
(h)                   Power of Attorney for Purchaser.**


** Previously filed as exhibits to the Tender Offer Statement on Schedule 14D-1 filed by Purchaser on November 18, 1999 and amended on November 26, 1999.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 1999  N.A.J. CO., LTD


                                          By: /s/ Lawrence M. Call
                                            ------------------------------------
                                                Name: Lawrence M. Call
                                                Title: Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)   (1)      Form of Offer to Purchase, dated November 18, 1999.**
      (2)      Form of Letter of Transmittal.**
      (3)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.**
      (4)      Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.**
      (5)      Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9.**
      (6)      Form of Letter to AJL's Holders of Common Stock and ADSs.**
      (7)      Form of Press Release "Amway Japan's Principal Shareholders
               to Commence Tender Offer For Outstanding Public Shares"
               issued by AJL and the Principal Shareholders on November 15,
               1999.**
      (8)      Form of English translation of Additional Information to the
               Press Release on November 15, 1999.**
      (9)      Form of English translation of Notice of Approval of Tender
               Offer, dated November 15, 1999.**
     (10)      Form of English translation of Announcement of Approval of
               Tender Offer, dated November 15, 1999.**
     (11)      Form of English translation of Announcement of Merger, dated
               November 15, 1999.**
     (12)      Form of Statement for AJL Distributors, dated November 15,
               1999.**
     (13)      Form of Statement for AJL Employees on Electronic Bulletin
               Board, dated November 15, 1999.**
     (14)      Form of Communications to Amway Distributors, dated November
               15, 1999.**
     (15)      Form of Tender Offer Announcement to Amway Management and
               Employees, dated November 15, 1999.**
     (16)      Form of Memorandum to Diamonds and Direct Distributors,
               dated November 16, 1999.**
     (17)      Form of Press Release "Amway Japan's Principal Shareholders
               Commence Tender Offer For Outstanding Public Shares" issued by AJL and the Public Shareholders on November 18, 1999.**
     (18)      Form of English translation of Report of Announcement of
               Opinion, dated November 18, 1999.**
     (19)      Form of English translation of the Public Notice, dated
               November 18, 1999.**
     (20)      Form of Summary Advertisement published on November 18,
               1999.**
     (21)      Form of English translations of Japanese Tender Offer
               Explanatory Statement and Tender Offer Application Form,
               dated November 18, 1999.**
     (22)      Form of Trustee Direction Form from the 401(k) Trustee.**
     (23)      Form of Letter to Participants of the 401(k) Plan (Amended
               and Restated).**
     (24)      Form of Letter to AJL Shareholders from AJL, dated November
               1999.
     (25)      Form of Letter to AJL Shareholders from Purchaser, dated
               November 1999.

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(b)   (1)      Form of Senior Bank Financing Commitment Letter among
               Purchaser, ALAP, Apple Hold Co., L.P., New AAP Limited,
               Amway Corporation and Morgan Guaranty Trust Company of New
               York, Tokyo Branch, dated November 15, 1999.**
      (2)      Form of Term Sheet Regarding the Credit Facility.**
(c)    (1)     Form of Tender Offer Agreement, dated November 15, 1999, by and among AJL, Purchaser and ALAP.**
      (2)      Form of Shareholder and Voting Agreement, by and among ALAP,
               Purchaser and Certain Shareholders of AJL, dated as of
               November 15, 1999.**
      (3)      Form of English translation of Memorandum Regarding Merger between Purchaser and AJL, dated November 15, 1999.**
(d)            Not Applicable.
(e)            Not Applicable.
(f)            Not Applicable.
(g)            Consent of Deloitte Touche Tohmatsu.**
(h)            Power of Attorney for Purchaser.**



** Previously filed as exhibits to the Tender Offer Statement on Schedule 14D-1 filed by Purchaser on November 18, 1999 and amended on November 26, 1999.